SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 31, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]    No [X]

Table of Documents Submitted

Item
1.	Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2006

2.	Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2006

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 31, 2006	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

[English translation]

May 24, 2006

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2006

Company Name: Millea Holdings, Inc.	Stock Exchange Listings: Tokyo and Osaka

Securities Code Number: 8766	Head Office: Tokyo, Japan

(URL: http://www.millea.co.jp)

Representative	Kunio Ishihara	President

Contact:	Shuji Asano	Corporate Planning Dept., Millea Holdings, Inc.	Phone: 03-5223-3212
	Noriaki Tashimo	Corporate Accounting Dept., Millea Holdings, Inc.	Phone: 03-6212-3344

Date of the meeting of the Board of Directors which approved the business results: May 24, 2006

US GAPP Adopted or Not Adopted: Not Adopted

1. Consolidated Business Results for the Year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Note) All amounts are truncated and all ratios are rounded.

(1) Consolidated Results of Operations

	Ordinary income		Ordinary profit		Net income
	million yen	%	million yen	%	million yen	%
Year ended March 31, 2006	3,399,984	17.3	136,563	(2.5)	89,960	33.1
Year ended March 31, 2005	2,899,467	4.5	139,999	(27.0)	67,604	(39.3)

	Net income per share - Basic	Net income per share - Diluted	Ratio of net income to stockholders’ equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to ordinary income
	yen	yen	%	%	%
Year ended March 31, 2006	52,980.59	52,973.37	3.3	1.1	4.0
Year ended March 31, 2005	38,618.20	—	2.9	1.2	4.8

Notes: 1. Investment income and expenses on equity method:

For the year ended March 31, 2006	688 million yen

For the year ended March 31, 2005	1,243 million yen

2. Average number of shares outstanding:

For the year ended March 31, 2006	1,697,997 shares

For the year ended March 31, 2005	1,750,589 shares

3. Change in accounting method:	None

4. Percentage figures show increase or decrease in ordinary income, ordinary profit and net income from the previous fiscal year.

(2) Consolidated Financial Conditions

	Total assets	Stockholders’ equity	Ratio of stockholders’ equity to total assets	Stockholders’ equity per share
	million yen	million yen	%	yen
Year ended March 31, 2006	14,260,020	3,209,849	22.5	1,910,092.71
Year ended March 31, 2005	11,624,496	2,305,243	19.8	1,340,336.54

Note: Number of shares issued at the end of the fiscal year:

As of March 31, 2006	1,680,467 shares
As of March 31, 2005	1,719,899 shares

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of term
	million yen	million yen	million yen	million yen
Year ended March 31, 2006	899,584	(1,070,703)	(45,030)	1,277,127
Year ended March 31, 2005	385,740	(75,449)	(144,902)	1,476,879

(4) Scope of Consolidation and Application of Equity Method

The number of consolidated subsidiaries: 16

The number of non-consolidated subsidiaries accounted for by the equity method: 0

The number of affiliates accounted for by the equity method: 5

(5) Change in the Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries. Newly included: 2 Excluded: 0

Companies accounted for by the equity method. Newly included: 3 Excluded: 0

2. Consolidated Business Forecast for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Ordinary income	Ordinary profit	Net income
	million yen	million yen	million yen
For the six months ending September 30, 2006	1,793,000	72,000	33,000
For the year ending March 31, 2007	3,694,000	156,000	83,000

(Reference) Net income per share forecasted for the year ending March 31, 2007: 99.03 yen

The Company resolved at the meeting of the Board of Directors held on May 19, 2006 a split of its shares of common stock (one to 500 split) effective as of September 30, 2006 (*). Net income per share forecasted for the year ending March 31, 2007 is calculated on the basis of the number of shares outstanding (reflecting the number of shares repurchased by the Company after March 31, 2006) multiplied by the share split ratio. The “as if “ forcast of net income per share assuming that the share split did not take place, is 49,514.29 yen.

(*)	The Company has also resolved at the same meeting to introduce a unit share system as of September 30, 2006. For further details, please see “3. Policy on reduction in the size of minimum investment unit” of the attachment.

Attachment

The Millea Group

Millea Holdings, Inc. (“Millea Holdings” or the “Company”) was formed in April 2002 as an insurance holding company.

The Millea Group’s businesses include its property and casualty business and its life insurance business.

Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business

*Tokio Marine & Nichido Fire Insurance Co., Ltd.

*Trans Pacific Insurance Company

*Tokio Marine Global Ltd.

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*Real Seguros S.A.

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#The Nisshin Fire & Marine Insurance Co., Ltd.

#First Insurance Company of Hawaii, Ltd.

#Tianan Insurance Company Limited

Other business

*Millea Asia Pte. Ltd.

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

*Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

#Real Vida e Previdência S.A.

#Sudameris Vida e Previdência S.A.

Other businesses

Securities investment advisory business and securities investment trusts business

*Tokio Marine Asset Management Co., Ltd.

Derivatives business

* Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

*	Consolidated subsidiaries
#	Investment accounted for by the equity method

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Policy on profit distribution

We seek to maintain sufficient solvency to enable us to enjoy sound performance of our insurance business, our core business of the Group, while we seek to increase our enterprise value through investment into businesses. We also seek to improve returns to our shareholders through distribution of dividends as well as repurchasing of our own stock. We determine the amount of dividends based on our average adjusted earnings (see below), taking into consideration the business results and expected future environment surrounding the Company. We will target an dividend payout ratio of 30% based on average adjusted earnings.

In addition to annual dividends, we will introduce interim dividends beginning with the six month period ending September 2006. At this stage, we do not intend to amend the Articles of Incorporation to allow the amount of distribution of surplus to be determined through a resolution of the Board of Directors.

3. Policy on reduction in the size of minimum investment unit

In order to broaden investor base through lowering the unit price and facilitate investment activities, we decided to introduce a stock split and a unit share system, by means of which, starting Monday, October 2, 2006, the common stock of the Company will be traded in one unit, which will consist of 100 shares after a 1-to-500 split. Please refer to our press release dated May 19, 2006, “Millea Holdings’ Split of Shares and Introduction of Unit Share System”.

4. Management objectives

In its medium- to long-term corporate vision, the Millea Group aims to become one of the world’s top-tier insurance groups by expanding what it calls its insurance “business stages”. As part of its medium-term corporate strategy, for FY 2008 (fiscal year ending March 31, 2009), the Group aims to generate approximately 190 billion yen in adjusted earnings and to achieve an adjusted Return on Equity (“ROE”) ratio of approximately 5%.

(Note) The above targeted ROE and earnings are based on “adjusted earnings”, which are calculated as follows:

•	Adjusted ROE = Adjusted earnings / Adjusted capital (based on the average amount at beginning and end of fiscal year)

•	Adjusted Earnings = Total of adjusted earnings for each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation – Gains (losses) from assets under asset liability management – Gains (losses) from stocks and properties – Other extraordinary items

(b)	Life insurance business

Adjusted earnings = Increase in embedded value (sum of value of in-force business and stockholders’ equity of our life insurance subsidiaries)

(c)	Overseas property and casualty insurance business

Net income as shown in financial statements – Corporate expense for overseas operation

(d)	Other businesses

Net income as shown in financial statements

•	Adjusted Capital = Total of adjusted capital of each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax)

(b)	Domestic life insurance business

Adjusted capital = Embedded value

(c)	Overseas insurance business and other businesses

Capital as shown in financial statements

Our target Group adjusted earnings and adjusted ROE in FY2008 was announced in a press release dated November 30, 2005 as part of the medium- to long-term corporate strategy of Millea Holdings.

5. Midium- to long-term business strategies

The Group continues to emphasize the importance of its corporate social responsibilities (hereinafter referred to as “CSR”) as the base of its Group management and will seek to continuously improve the Group’s corporate value by enhancing the value delivered to its various stakeholders, including its customers, through its global CSR activities while achieving mutual sustainable growth together with society as a whole.

The Group intends to assemble its strengths and increase its corporate value through “Strategic Expansion of Business Stages” in the areas of “Products & Services”, “Sales Channels” and “Global Business Span”. The Group will also fundamentally reorganize its business processes to improve its Group-wide operational base.

(1)	Strategic expansion of the Group’s business stages in the areas of “Products & Services”, “Sales Channels” and “Global Business Span”

-	Strategic business expansion of products and services

By taking advantage of its holding company structure, the Group aims to provide products and services that meet the rapidly diversifying customer needs through the development of innovative products, comprehensive product design with a combination of multiple products and services, enhancement of pre-accident prevention and post-accident care services and strengthening of peripheral services.

-	Strategic business expansion of the sales channel

In light of the anticipated changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks, the Group aims to establish sales channels that meet today’s customer needs, using precise market analysis and judgment.

-	Strategic expansion of regional businesses (global business strategy)

Combining our internal growth to meet the needs particular to each region through careful product design with marketing strategy and strategic options like M&A, equity participations and business alliances, the Group aims to boldly expand its local insurance business.

(2)	Utilization of Group’s collective strength

The Group, by effectively utilizing the allocation function of management resources achieved through the holding company structure, seeks to build an optimal business portfolio with high profitability, growth potential and capital efficiency. Through a Group-wide enhancement of marketing functions, the Group aims to provide products and services that best meet customer needs through various sales channels.

(3)	Improvement of capital efficiency

The Group closely monitors and manages its capital and risks through an integrated risk management system with a quantitative and structured approach. In addition, the Group intends to allocate surplus capital to strategic and new businesses with high profitability and growth potential while also aiming at realizing adequate returns to shareholders, thereby improving the Group’s capital efficiency.

6. Matters regarding a parent company

Not applicable.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the fiscal year ended March 31, 2006

In the fiscal year ended March 31, 2006, the Japanese economy showed a trend of expansion buoyed by factors such as an increase in capital investment as well as consumer expenditure. This trend was a result of a repercussion effect of the steady growth in the corporate sector to the household sector, followed by an improvement in the employment environment and earnings. This was accompanied by a recovery of land prices and a sharp improvement in equity prices. At the end of calendar year 2005, the rate of increase in consumer price index turned positive.

Under these conditions, as a result of our efforts to improve performance centered on our property and casualty and life insurance businesses, our operating results for the year ended March 31, 2006 were as follows:

Compared to the fiscal year ended March 31, 2005, ordinary income increased by 500.5 billion yen to 3,399.9 billion yen, the main components of which were 3,041.2 billion yen in underwriting income and 326.4 billion yen in investment income. Compared to the fiscal year ended March 31, 2005, ordinary expenses increased by 503.9 billion yen to 3,263.4 billion yen, the main components of which were underwriting expenses of 2,859.4 billion yen, investment expenses of 15.2 billion yen and underwriting and general administrative expenses of 378.5 billion yen.

As a result, ordinary profit decreased by 3.4 billion yen to 136.5 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, increased by 22.3 billion yen to 89.9 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, in spite of the increase of net premium income, ordinary income decreased by 5.5 billion yen to 2,461.5 billion yen, due partly to an increase in the amount set aside for policy reserve and a decrease in returns on disposals of securities. On the other hand, ordinary expenses decreased 16.7 billion yen to 2,303.2 billion yen, due partly to a decrease in net claims paid in connection with natural disasters such as typhoons. As a result, ordinary profit increased 11.2 billion yen to 158.2 billion yen.

In the life insurance business, there was a 449.5 billion yen increase in ordinary income to 922.8 billion yen, due mainly to increased life insurance premiums generating from the sale of variable annuity product, but ordinary expenses increased 466.6 billion yen to 949.1 billion yen, due partly to an increase in the amount set aside for policy reserve, resulting in ordinary loss of 26.3 billion yen.

(2) Consolidated business forecast for the fiscal year ending March 31, 2007

Our consolidated business forecast for the fiscal year ending March 31, 2007 is 3,694.0 billion yen in ordinary income, 156.0 billion yen in ordinary profit and 83.0 billion yen in net income. Our forecast is primarily based on the following assumptions.

-	With regard to net premiums written, the forecast is based on our own projections, taking into consideration the results of previous years.

-	With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 25.0 billion yen for Tokio Marine & Nichido, taking into consideration the results of previous years.

-	With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant changes from market rates and conditions as of March 31, 2006.

-	The Company and The Nisshin Fire & Marine Insurance Co., Ltd. have agreed on a management integration by way of a stock-for-stock exchange, effective on September 30, 2006 subject to the approval of at the ordinary general meetings of both companies. The stock-for-stock exchange is regarded as an acquisition under the accounting rules for business combination and is expected to result in negative goodwill in the amount of approximately 10 billion yen. The Company intends to amortize the negative goodwill over 20 years. This factor is reflected in our consolidated business forecast.

The forecast described above is produced based on the information available as of the date of publication of this document. The actual result could differ materially from the forecast depending upon various factors, the key elements of which are described in “3. Risk factors” of this document below.

2. Financial condition

As of March 31, 2006, consolidated total assets were 14,260.0 billion yen. This represents an increase of 2,635.5 billion yen, due partly to an increase in net unrealized gains on securities resulting mainly from an improvement in stock prices.

Cash flows for the fiscal year ended March 31, 2006 were as follows.

Net cash provided by operating activities was 899.5 billion yen, an increase of 513.8 billion yen compared to the fiscal year ended March 31, 2005, due mainly to an increase in life insurance premiums. Net cash provided by investing activities decreased 995.2 billion yen to 1,070.7 billion yen mainly as a result of decrease in redemption and disposal of securities. Due partly to an increase in borrowing, net cash used in financing activities increased 99.8 billion yen to 45.0 billion yen.

The equity ratios and market-value basis equity ratios are shown below.

	(%)
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Equity ratios	22.5	19.8	21.0	18.1
Market-value basis equity ratios	27.5	23.1	26.3	13.7

Note 1.	The “equity ratio” is defined by “stockholders’ equity” / “total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization” / “total assets” x 100.

Note 3.	As the Millea Group’s main business is insurance business, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

3. Risk factors

In this section, major risk factors related to the business of the Millea Group are described, which may materially affect investment decisions and which may be important for the understanding of the Group’s business. Millea Group strives to prevent the occurrences or adverse situations and to respond to such situations when necessary. Please note that this section contains forward-looking statements that involve risks and uncertainties. Those statements are based on the information available as of the date of publication of this document.

(1)	A decline in the Japanese stock market, and other economic factors, may adversely affect our results of operations and financial condition.

We invest our policyholders’ premiums in a portfolio of marketable assets, including Japanese stocks, partly in order to maintain a medium- to long-term relationships with our customers. We may incur losses on our equity securities portfolio if the Japanese stock market again experiences declines. A significant decrease in the market value of these equity securities could have a negative impact on our financial condition and results of operations.

(2)	Fluctuations in interest rates may adversely affect our results of operations.

We are subject to interest rate risk due to our investments in fixed income instruments, loan receivable as well as derivatives. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition.

However, even though the current value of our fixed income portfolios and derivatives positions would decrease with an increase in interest rates, such decrease would be expected to be more than offset by a decrease in the value of our deposit-type insurance and long-term insurance liabilities. To evaluate our profitability as a whole, it is advisable to consider not only the gains and losses from investments but also the aggregate market value of our liabilities.

(3)	Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

Issuers of fixed income instruments and loan borrowers have defaulted and may continue to default on principal and interest payments with respect to fixed income instruments and loans we hold. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios and may adversely affect our results of operations and financial condition.

(4)	Our foreign assets and liabilities are exposed to foreign currency fluctuations.

We are holding assets and liabilities denominated in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.

(5)	Japan is prone to natural disasters that can result in substantial claims under insurance policies.

Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict could significantly affect our financial position and results of operations.

(6)	We may be required to augment our reserves in case of unforeseen losses.

Disasters such as typhoons and earthquakes that affect broad areas could result in an unexpected increase of claims for loss under insurance policies and increase our demand for liquidity. As a result, we may be forced to raise capital at a higher interest rate or sell assets at a lower price than we otherwise would, which could adversely affect our financial condition.

(7)	If the actual experience on our products differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

The determination of liabilities and premiums for our property and casualty insurance, life insurance and annuity businesses is based on models which involve numerous assumptions and subjective judgments. There can be no assurance that ultimate actual experience on these products will not differ from management’s estimates. In particular, experience on automobile insurance which could require large insurance payments, fire insurance that covers losses arising from natural disasters, third-sector insurance with lifetime-long contractual periods and variable annuities that are affected by fluctuations of stock prices are inherently difficult to estimate. If the actual experience differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

(8)	We are subject to risks associated with reinsurance.

An insurance company, referred to as a reinsured, reduces its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Like many other non-life insurance companies, Tokio Marine & Nichido uses reinsurance to provide greater capacity to write larger policies and to control its exposure to extraordinary losses or catastrophes. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers.

Tokio Marine & Nichido Life and Tokio Marine & Nichido Financial Life use reinsurance as well, and these life insurance companies are also subject to risks similar to those described above.

(9)	We may not succeed in executing our growth strategies outside of Japan.

Millea Group’s strategy includes expanding our businesses in markets outside of Japan. Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Outbreak of contagious diseases.

(10)	We may not succeed in executing our growth strategies in other businesses.

We intend to develop other businesses, such as asset management, health care and senior citizen related businesses. In addition, we may be required to make significant investments, and devote substantial management and other resources, in order to expand these businesses. If we are unable to compete successfully in these businesses, our results of operations and financial condition may be adversely affected.

(11)	Deregulation, consolidation and the entry of new competitors has intensified competition in the Japanese insurance industry.

Since the major amendment of the Insurance Business Law of Japan in 1996, deregulation has been underway and, as a result, Millea Group is now facing intensified competition in the non-life insurance sector. Among others, the following factors contribute the competition:

•	Mutual entry of life- and non-life insurance companies;

•	New entry of foreign insurance companies with global operations as well as companies that have traditionally been engaged in non-insurance business activities; and

•	Price competition resulting from the liberalization of insurance premium rates.

In the process of further deregulation, including the total lifting of the ban on sales of insurance products by banks, our profitability could be adversely affected by increasing competition in respect of products and services in the market.

(12)	Changes in existing, or new, Japanese regulations may materially impact our business, results of operations and financial condition.

Our business is subject to detailed, comprehensive regulation and supervision in Japan, including the Insurance Business Law of Japan. Changes in existing, or new, laws and regulations are unpredictable and beyond our control and may materially impact our business, results of operations and financial condition, through adverse development, including a decrease of operating income or higher requirements for insurance reserves.

(13)	Our financial results may materially adversely affected by unpredictable events.

Our business, result of operations and financial condition may be materially adversely affected by unpredictable events and their continuous effects. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly deterioration of economic conditions of certain countries or regions, such as the terrorist attacks or the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in recent years.

(14)	Business interruptions, human factors or external events may adversely affect our financial results.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, regulatory breaches, human errors, employee misconduct and external fraud. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness.

(15)	Unauthorized disclosure of personal information held by us may adversely affect our business.

We keep and manage personal information obtained from customers in relation to our insurance business. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. In addition, we may have to provide compensation for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.

(16)	System failures may adversely affect our reputation, operations and financial condition.

System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, if such risk management or contingency plan is deficient or ineffective, our operations and financial condition could be materially adversely affected.

Summary of Consolidated Business Results for the Fiscal Year Ended March 31, 2006

	(Yen in millions)

Item	Year ended March 31, 2006	Year ended March 31, 2005	Increase and Decrease by Comparison	Rate of change
Ordinary income and expenses:
Underwriting income	3,041,271	2,652,209	389,061	14.7%
Net premiums written	1,978,664	1,925,081	53,582	2.8
Investment income on deposit	225,090	226,848	(1,757)	(0.8)
Life insurance premiums	766,813	431,551	335,261	77.7
Underwriting expenses	2,859,455	2,349,777	509,677	21.7
Net claims paid	1,117,437	1,144,014	(26,577)	(2.3)
Loss adjustment expenses	71,884	72,033	(148)	(0.2)
Agency commissions and brokerage	369,361	340,165	29,195	8.6
Maturity refunds to policyholders	330,528	356,643	(26,114)	(7.3)
Life insurance claims	40,119	34,268	5,851	17.1

Investment income	326,446	214,186	112,260	52.4
Interest and dividend income	179,604	154,472	25,132	16.3
Profit on sales of securities	71,738	91,194	(19,455)	(21.3)
Investment expenses	15,229	27,075	(11,846)	(43.8)
Loss on sales of securities	8,634	12,896	(4,261)	(33.0)
Loss on revaluation of securities	3,815	7,785	(3,969)	(51.0)

Underwriting and general administrative expenses	378,502	376,470	2,031	0.5

Other ordinary income and expenses	22,031	26,927	(4,895)	(18.2)
Equity in earnings (loss) of affiliated companies	688	1,243	(555)	(44.6)

Operating profit	136,563	139,999	(3,435)	(2.5)

Extraordinary gains and losses:
Extraordinary gains	41,329	11,590	29,739	256.6
Extraordinary losses	37,881	59,410	(21,528)	(36.2)
Extraordinary gains and losses	3,448	(47,820)	51,268	—

Income or loss before income taxes	140,012	92,179	47,832	51.9
Income taxes - current	72,424	48,716	23,708	48.7
Income taxes - deferred	(22,929)	(24,472)	1,543	—
Minority interest	555	330	225	68.0
Net income	89,960	67,604	22,356	33.1

Premiums and claims paid by line

(1) Net premiums written

	(Yen in millions)

Types	Year ended March 31, 2006	Composition ratio	Rate of change	Year ended March 31, 2005	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	289,645	14.6	10.1	263,184	13.7	(2.4)
Hull and cargo	80,253	4.1	9.7	73,139	3.8	7.1
Personal accident	151,734	7.7	0.5	150,983	7.8	(0.7)
Voluntary automobile	887,051	44.8	3.0	861,082	44.7	(2.0)
Compulsory automobile liability	316,500	16.0	(3.8)	328,846	17.1	(1.4)
Others	253,478	12.8	2.3	247,844	12.9	2.6

Total	1,978,664	100.0	2.8	1,925,081	100.0	(1.0)

(2) Net claims paid
	(Yen in millions)

Types	Year ended March 31, 2006	Composition ratio	Rate of change	Year ended March 31, 2005	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	123,788	11.1	(34.3)	188,319	16.5	128.9
Hull and cargo	40,519	3.6	10.3	36,744	3.2	(6.8)
Personal accident	64,881	5.8	6.1	61,132	5.3	(7.2)
Voluntary automobile	535,300	47.9	1.7	526,367	46.0	4.1
Compulsory automobile liability	222,601	19.9	15.9	192,041	16.8	39.8
Others	130,345	11.7	(6.5)	139,410	12.2	10.4

Total	1,117,437	100.0	(2.3)	1,144,014	100.0	19.5

(3) Direct premiums written including deposit premiums from policyholders
	(Yen in millions)

Types	Year ended March 31, 2006	Composition ratio	Rate of change	Year ended March 31, 2005	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	366,172	16.5	4.9	348,974	16.0	(0.7)
Hull and cargo	85,449	3.9	8.8	78,520	3.6	5.0
Personal accident	327,762	14.8	0.5	326,077	15.0	(6.6)
Voluntary automobile	892,401	40.3	2.7	869,048	39.9	(2.2)
Compulsory automobile liability	292,183	13.2	(3.6)	302,955	13.9	(2.6)
Others	251,779	11.4	(0.3)	252,565	11.6	1.8

Total	2,215,748	100.0	1.7	2,178,142	100.0	(2.0)
Investment income on deposit	225,090	10.2	(0.8)	226,848	10.4	(10.8)

Note	1.	Numbers are after elimination of inter-segment transactions.

		The numbers before elimination of inter-segment transactions are as follows. For the previous period; net premiums written 1,925,114 million yen, net claims paid 1,144,014 million yen, direct premiums written 2,178,175 million yen. For the current period; net premiums written 1,978,695 million yen, net claims paid 1,117,437 million yen, direct premiums written 2,215,779 million yen (Total of types, respectively)

Note	2.	“Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. (includes deposit premiums from policyholders)

Consolidated Financial Statements

Consolidated Balance Sheets

	(Yen in millions)

	As of March 31, 2006		As of March 31, 2005		Increase and Decrease by Comparison
Item	Amount	Composition ratio	Amount	Composition ratio
		%		%
(Assets)
Cash, deposits and savings	520,757	3.65	356,084	3.06	164,673
Call loans	75,944	0.53	170,400	1.47	(94,456)
Guarantee deposits for bond loan transaction	118,738	0.83	80,653	0.69	38,084
Monetary receivables bought	744,533	5.22	512,336	4.41	232,197
Money trust	100,455	0.70	74,982	0.65	25,473
Securities	10,983,982	77.03	8,750,878	75.28	2,233,104
Loans	523,379	3.67	512,068	4.41	11,311
Property and equipment	312,950	2.19	338,694	2.91	(25,744)
Other assets	766,273	5.37	805,776	6.93	(39,503)
Deferred tax assets	32,433	0.23	26,867	0.23	5,566
Consolidated adjustment account	24,532	0.17	13,968	0.12	10,563
Customers’ liabilities under acceptances and guarantees	73,775	0.52	839	0.01	72,936
Reserve for bad debts	(17,736)	(0.12)	(19,053)	(0.16)	1,317

Total assets	14,260,020	100.00	11,624,496	100.00	2,635,523

(Liabilities)
Underwriting funds	8,472,567	59.41	7,504,234	64.56	968,332
Outstanding claims	873,834		797,000		76,833
Underwriting reserves	7,598,733		6,707,234		891,498
Straight bonds	247,478	1.74	226,875	1.95	20,603
Other liabilities	1,158,783	8.13	942,815	8.11	215,968
Reserve for retirement benefits	152,982	1.07	185,538	1.60	(32,556)
Reserve for employees’ bonuses	18,469	0.13	18,701	0.16	(231)
Reserve under the special law	99,147	0.70	82,830	0.71	16,316
Provision for reserve for price fluctuation	99,147		82,830		16,316
Deferred tax liabilities	691,166	4.85	212,282	1.83	478,884
Consolidated adjustment account	135,314	0.95	143,524	1.23	(8,210)
Acceptances and guarantees	73,775	0.52	839	0.01	72,936
Total liabilities	11,049,686	77.49	9,317,642	80.16	1,732,044

(Minority interest)
Minority interest	484	0.00	1,610	0.01	(1,126)

(Section of Stockholder’s Equity)
Common stock	150,000	1.05	150,000	1.29	—
Additional paid-in capital	56,409	0.40	126,527	1.09	(70,118)
Retained earnings	990,712	6.95	920,112	7.92	70,600
Unrealized gains on investments, net of taxes	2,030,347	14.24	1,144,518	9.85	885,828
Foreign currency translation adjustments	(6,080)	(0.04)	(25,155)	(0.22)	19,074
Treasury stock	(11,539)	(0.08)	(10,760)	(0.09)	(779)
Total stockholders’ equity	3,209,849	22.51	2,305,243	19.83	904,605

Total liabilities, minority interest and stockholders’ equity	14,260,020	100.00	11,624,496	100.00	2,635,523

Consolidated Statements of Income

	(Yen in millions)

	Year ended March 31, 2006		Year ended March 31, 2005		Increase and Decrease by Comparison
Item	Amount	Ratio	Amount	Ratio
		%		%
Ordinary income and expenses
Ordinary income	3,399,984	100.00	2,899,467	100.00	500,517
Underwriting income	3,041,271	89.45	2,652,209	91.47	389,061
Net premiums written	1,978,664		1,925,081		53,582
Deposit premiums from policyholders	225,090		226,848		(1,757)
Investment income on deposit premiums from policyholders	67,781		67,483		298
Life insurance premiums	766,813		431,551		335,261
Other underwriting profits	2,920		1,244		1,676
Investment income	326,446	9.60	214,186	7.39	112,260
Interest and dividend income	179,604		154,472		25,132
Profit on investment in money trusts	10,221		1,676		8,545
Profit on trading securities	1,694		39		1,655
Profit on sales of securities	71,738		91,194		(19,455)
Profit on redemption of securities	3,655		1,343		2,311
Profit on derivative transactions	11,451		29,877		(18,426)
Profit on special accounts	89,634		588		89,045
Other investment incomes	26,228		2,477		23,751
Transfer of investment income on deposit premiums	(67,781)		(67,483)		(298)
Other ordinary income	32,266	0.95	33,070	1.14	(804)
Amortization of goodwill	3,389		4,861		(1,472)
Equity in earnings of affiliated companies	688		1,243		(555)
Other ordinary income	28,188		26,965		1,223

Ordinary expenses	3,263,421	95.98	2,759,467	95.17	503,953
Underwriting expenses	2,859,455	84.10	2,349,777	81.04	509,677
Net claims paid	1,117,437		1,144,014		(26,577)
Loss adjustment expenses	71,884		72,033		(148)
Agency commissions and brokerage	369,361		340,165		29,195
Maturity refunds to policyholders	330,528		356,643		(26,114)
Dividends to policyholders	22		45		(22)
Life insurance claims	40,119		34,268		5,851
Provision for outstanding claims	59,146		82,143		(22,996)
Provision for underwriting reserves	869,489		318,936		550,552
Other underwriting expenses	1,465		1,527		(62)
Investment expenses	15,229	0.45	27,075	0.93	(11,846)
Loss on investment in money trusts	1,353		604		748
Loss on sales of securities	8,634		12,896		(4,261)
Loss on revaluation of securities	3,815		7,785		(3,969)
Loss on redemption of securities	655		2,944		(2,288)
Other investment expenses	770		2,845		(2,074)
Underwriting and general administrative expenses	378,502	11.13	376,470	12.98	2,031
Other ordinary expenses	10,234	0.30	6,143	0.21	4,091
Interest paid	3,283		2,599		683
Provision of reserve for bad debts	1,055		0		1,055
Loss on bad debts	48		36		11
Amortization of deferred assets under Article 113 of Insurance Business Law	587		587		0
Other ordinary expenses	5,260		2,919		2,340

Operating profit	136,563	4.02	139,999	4.83	(3,435)

Extraordinary gains and losses
Extraordinary gains	41,329	1.22	11,590	0.40	29,739
Profit on sales of properties	3,588		11,317		(7,729)
Gains on the transfer of the benefit obligation relating to the employees’ pension fund	37,270		0		37,270
Gain on changes in equity of affiliated companies	471		0		471
Other extraordinary gains	0		272		(272)
Extraordinary losses	37,881	1.11	59,410	2.05	(21,528)
Loss on sales of properties	2,010		9,348		(7,337)
Loss on impairment of fixed assets	12,126		0		12,126
Provision for reserve under the special law	16,316		16,891		(574)
Provision for reserve for price fluctuation	16,316		16,891		(574)
Merger related costs	0		18,983		(18,983)
Valuation loss on properties	0		14,187		(14,187)
Other extraordinary losses	7,427		0		7,427

Income or loss before income taxes	140,012	4.12	92,179	3.18	47,832
Income taxes - current	72,424	2.13	48,716	1.68	23,708
Income taxes - deferred	(22,929)	(0.67)	(24,472)	(0.84)	1,543
Minority interest	555	0.02	330	0.01	225
Net income	89,960	2.65	67,604	2.33	22,356

Consolidated Statements of Additional paid-in capital and Retained earnings

	(Yen in millions)

Item	Year ended March 31, 2006	Year ended March 31, 2005	Increase and Decrease by Comparison
(Additional paid-in capital)
Additional paid-in capital at beginning of	126,527	306,366	(179,838)
Increase in unappropriated retained earnings	0	4	(3)
Profit on sales of treasury stocks	0	4	(3)
Decrease in Additional paid-in capital	70,118	179,842	(109,724)
Amount written off for treasury stock	70,118	179,842	(109,724)
Additional paid-in capital at end of	56,409	126,527	(70,118)

(Retained earnings)
Unappropriated retained earnings at beginning of	920,112	872,093	48,019
Increase in unappropriated retained earnings	90,024	67,806	22,218
Net income	89,960	67,604	22,356
Increase in connection with newly consolidated subsidiaries	63	—	63
Increase in connection with merger of subsidiaries	—	201	(201)
Decrease in unappropriated retained earnings	19,424	19,786	(362)
Dividends	18,918	19,668	(749)
Bonuses to directors and corporate auditors	—	20	(20)
Other decreases	505	98	407
Unappropriated retained earnings at end of	990,712	920,112	70,600

(Notes)	1.	All of “Bonuses to directors and corporate auditors” are for directors.

	2.	“Other decreases” include depreciation of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Statements of Cash Flows

	(Yen in millions)

Item	Year ended March 31, 2006	Year ended March 31, 2005	Increase and Decrease by Comparison
I. Cash flows from operating activities
Income or loss before income taxes	140,012	92,179	47,832
Depreciation	18,230	18,748	(517)
Loss on impairment of fixed assets	12,126	0	12,126
Amortization of goodwill	(3,389)	(4,861)	1,472
Increase (decrease) in outstanding claims	59,300	82,205	(22,905)
Increase (decrease) in underwriting reserves	866,147	315,508	550,638
Increase (decrease) in reserve for bad debts	(1,651)	(9,354)	7,702
Increase (decrease) in reserve for retirement benefits	4,713	(1,364)	6,077
Increase (decrease) in reserve for employees’ bonuses	(505)	(1,944)	1,439
Increase (decrease) in reserve for price fluctuation	16,316	16,891	(574)
Interest and dividend income	(179,604)	(154,472)	(25,132)
Net loss (profit) on securities	(64,480)	(69,214)	4,733
Interest expenses	3,283	2,599	683
Loss (profit) on foreign exchange	(17,508)	1,017	(18,525)
Loss (profit) related to properties	(1,020)	12,218	(13,238)
Gains on the transfer of the benefit obligation relating to the employees’ pension fund	(37,270)	0	(37,270)
Investment loss (income) under the equity method (Δ)	(688)	(1,243)	555
Investment loss (income) on special accounts	(89,634)	(588)	(89,045)
Decrease (increase) in other assets (other than investing and financing activities)	89,295	(73,053)	162,348
Decrease (increase) in other liabilities (other than investing and financing activities)	(20,480)	3,554	(24,035)
Others	(8,226)	6,650	(14,877)
Sub-total	784,964	235,475	549,489
Interest and dividend received	170,906	163,128	7,778
Interest paid	(3,085)	(3,198)	113
Income taxes paid	(56,503)	(10,595)	(45,907)
Others	3,301	931	2,369
Cash flows from operating activities	899,584	385,740	513,843

II. Cash flows from investing activities
Net increase in deposit and savings	(10,923)	(2,566)	(8,356)
Purchases of monetary receivables bought	(281,013)	(226,833)	(54,180)
Proceeds from sales and redemption of monetary receivables bought	115,276	74,400	40,876
Increase in money trust	(68,557)	(43,486)	(25,070)
Decrease in money trust	51,952	34,629	17,322
Purchases of securities	(2,980,969)	(3,104,090)	123,121
Proceeds from sales and redemption of securities	2,042,821	2,946,825	(904,003)
Loans made	(248,910)	(209,723)	(39,186)
Proceeds from collection of loans receivable	236,038	277,173	(41,134)
Increase in cash received under securities lending transactions	119,958	170,660	(50,701)
Others	(197)	(900)	703
II (a) Sub-total	(1,024,524)	(83,912)	(940,612)
(I + II(a))	(124,940)	301,828	(426,768)
Purchases of property and equipment	(10,643)	(18,469)	7,826
Proceeds from sales of property and equipment	10,539	26,932	(16,392)
Payments related to acquisition of subsidiaries	(46,075)	0	(46,075)
Cash flows from investing activities	(1,070,703)	(75,449)	(995,253)

III. Cash flows from financing activities
Proceeds from borrowing	33,500	3,000	30,500
Payments of borrowing	(4,558)	(6,189)	1,630
Proceeds from issuance of bond	93,123	60,105	33,018
Redemption of bond	(73,528)	(32,802)	(40,725)
Increase in the deposits received for bond lending transactions	0	(43,974)	43,974
Repurchases of the Company’s own shares	(70,898)	(103,891)	32,992
Dividends paid	(18,917)	(19,664)	746
Dividends paid to minority shareholders	(57)	(44)	(12)
Payments from subsidiary’s depreciation by purchase of treasury stock	(1,505)	0	(1,505)
Others	(2,187)	(1,441)	(746)
Cash flows from financing activities	(45,030)	(144,902)	99,871

IV. Effect of exchange rate changes on cash and cash equivalents	(7,522)	(813)	(6,708)

V. Net increase (decrease) in cash and cash equivalents	(223,672)	164,574	(388,247)

VI. Cash and cash equivalents at beginning of	1,476,879	1,312,141	164,738

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	23,920	0	23,920

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	0	163	(163)

IX. Cash and cash equivalents at end of	1,277,127	1,476,879	(199,751)

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation

(1)	Number of consolidated subsidiaries – 16 companies

(Name of company)

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Trans Pacific Insurance Company

Tokio Marine Global Ltd.

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Millea Asia Pte. Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

Real Seguros S.A.

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

Tokio Marine Global Ltd. was included in the scope of consolidated subsidiaries due to increase of importance from the fiscal year ended March 31, 2006. Real Seguros S.A. was also included in the scope of consolidated subsidiaries from the fiscal year ended March 31, 2006, because it became a subsidiary of the Company due to acquisition of shares as of July 7, 2005.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Facilities, Inc., Tokio Marine & Nichido Claims Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are included in the Millea Group’s non-consolidated subsidiaries.

Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2. Application of the equity method

(1)	Number of affiliates applying the equity method: 5 companies

(Name of company)

The Nisshin Fire & Marine Insurance Co., Ltd.

First Insurance Company of Hawaii, Ltd.

Tianan Insurance Company Limited

Real Vida e Previdência S.A.

Sudameris Vida e Previdência S.A.

Tianan Insurance Company Limited, Real Vida e Previdência S.A. and Sudameris Vida e Previdência S.A. were accounted for by equity method, since they became the Company’s affiliates as of December 22, 2005, July 7, 2005 and November 18, 2005, respectively.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Facilities, Inc., The Tokio Marine & Nichido Claims Research Service Co., Ltd. and Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings, through its subsidiary Tokio Marine & Nichido, owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the high public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 11 overseas consolidated subsidiaries is December 31. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of December 31 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the closing date of the consolidated results, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation standards and methods for marketable securities

a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

The securities earmarked for policy reserve are recognized in the amount of 241,281 million yen on the consolidated balance sheet and 231,799 million yen at the market value.

The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities at Tokio Marine & Nichido Life, the Company has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and the Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.

d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.

e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a.	Reserve for bad debts

In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the fiscal year based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year.

Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.

Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

Additional information

On October 1, 2005, pursuant to the new law concerning defined benefit plans, Tokio Marine & Nichido obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. The transfer amount (minimum reserve) was paid as of March 3, 2006 in accordance with the approval.

The impact from the above transaction is 37,270 million yen (extraordinary gains) on the consolidated balance sheet.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by tax-excluded method. However, any underwriting and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6)	Accounting for significant lease transactions

Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life engage in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No. 26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA , September 3 , 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2006 is 83,367 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2006 is 24,608 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

Tokio Marine & Nichido Life applies the deferred hedge accounting for interest rate swap transactions which are used to hedge interest rate risk related to a certain portion of municipal and corporate bonds. Hedge effectiveness is evaluated by the analysis of comparing hedged instruments with hedging tools at the market value.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(8)	Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law

Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life Insurance is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(9)	Accounting Standards of overseas subsidiaries

The Company complies with the accounting policies in the region or country in which the relevant consolidated subsidiaries are located.

5. Policies concerning the valuation of assets and liabilities of consolidated subsidiaries

The assets and liabilities of consolidated subsidiaries are valued by using the all-fair-value method.

6. Policies concerning consolidation adjustment account

The consolidation adjustment account included in liabilities in the accompanying consolidated balance sheet has been amortized evenly over twenty years. Of the consolidation adjustment account included in shareholders’ equity in the accompanying consolidated balance sheet, any account related to Tokio Marine & Nichido Financial Life and Real Seguros S.A. have been amortized evenly over five years. A small amount of consolidation adjustment account has been amortized as a whole.

7. Policies concerning the appropriation of earnings, etc.

The consolidated surplus statement is based on appropriations of earnings or disposition of loss of consolidated subsidiaries, as determined during the fiscal year ended March 31, 2006.

8. Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Changes in the significant accounting policies for consolidated financial statements

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the fiscal year ended March 31, 2006. By applying the new accounting standards, the Company’s ordinary profit and the income before income taxes for the fiscal year ended March 31, 2006 were decreased by 79 million yen and 9,591 million yen, respectively.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 311,683 million yen and advanced depreciation of such assets is 20,692 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

(Yen in millions)
Securities (equity)	125,586
Securities (partnership)	2,401

3.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 15,039 million yen. The breakdown is shown as follows.

(1)	The amount of loans to borrowers in bankruptcy is 204 million yen.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectability either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2)	The amount of past due loans is 7,525 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3)	The amount of accruing loans contractually past due for three months or more is 9 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4)	The amount of restructured loans is 7,299 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of security pledged assets totals 426,639 million yen in securities and 2,753 million yen in savings deposits. Collateralized debt obligations are held to the value of 8,144 million yen in outstanding claims, 28,045 million yen in underwriting reserve, and 81 million yen in other debts.

5.	Securities received from bond lending transactions are 121,279 million yen at the market value.

6.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 118,459 million yen and 93,737 million yen, respectively.

7.	Marketable securities include securities lent under loan agreements of 669,954 million yen.

8.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	82,277
Balance of committed loans unexecuted	5,285

Loan commitments unexecuted	76,992

9.	The number of total outstanding shares of the Company is 1,687,048 in common stock.

10.	The total number of treasury stock held by consolidated companies is 6,581 in common stock.

11.	The amount of both assets and liabilities for special account as prescribed in Article 118 of the Insurance Business Law was 726,091 million yen.

12.	Tokio Marine & Nichido guarantees the liabilities of its subsidiaries, TNUS Insurance Company, Ltd. in the total amount of 9,622 million yen as of March 31, 2006.

Notes for consolidated statement of income

1.	Major components of business expenses

(Yen in millions)
Agency commissions, etc.	346,230
Salaries	145,550

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

2.	The Company recognized impairment losses on the following properties during the fiscal year ended March 31, 2006.

Purpose of use	Category	Location	Impairment loss (Yen in millions)
			Land	Building	Others	Total
Properties for rent	Land and buildings	14 properties including buildings located in Niigata City, Niigata Pref.	4,644	3,604	—	8,248

Idle or potential disposal properties	Land and buildings	122 properties including land in Fujimino City, Saitama Pref.	3,117	739	20	3,877

Total			7,761	4,344	20	12,126

The idle or underused properties are classified as follows; (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

For properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the carrying values of such properties to the recoverable values and recognized the decreased values as losses on impairment of fixed assets (12,126 million yen) in extraordinary losses.

The company determined the recoverable value by selecting the higher of net sale price or utility value. The net sale prices were calculated as the assessed values by a real estate-appraiser, minus the anticipated expenses for disposing of the relevant properties, and the utility values were calculated by discounting the future cash flows to net present values at the rate of 5.8% to 9.6%.

Impairment losses are also recognized in investments in companies accounted for by equity method and losses in the amount of 89 million yen is included in the Company’s investment income.

3.	Main components of other extraordinary losses were as follows; (a) 3,505 million yen in employees’ carrier support, (b) 1,792 million yen in the amount paid due to the termination of the retirement allowance plans for directors and corporate auditors (c) 1,203 million yen in subsidiaries’ revaluation losses and (d) 861 million yen in costs relating to the merger of subsidiaries.

Notes for consolidated statement of cash flows

1. Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of March 31, 2006)
(Yen in millions)
Cash, deposits and savings	520,757
Call loans	75,944
Monetary receivables bought	744,533
Securities	10,983,982
Time deposits with initial term over three months to maturity	(39,539)
Monetary receivables bought not included in cash equivalents	(419,592)
Securities not included in cash equivalents	(10,588,957)

Cash and cash equivalents	1,277,127

2. Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

3. Breakdown of assets and liabilities of a newly consolidated subsidiary

The breakdown of assets and liabilities of a newly consolidated subsidiary, Real Seguros S.A., at the commencement of the consolidation is as follows. The following also shows the acquisition cost of Real Seguros shares and net expense for the acquisition of its shares.

(Yen in millions)
Assets	74,987
Securities	49,189
Consolidated adjustment account	15,617
Liability	(43,970)
Policy reserve	(33,936)

Acquisition cost of Real Seguros shares	46,634
Cash and cash equivalents of Real Seguros	(559)

Net expense for the acquisition of Real Seguros shares	46,075

Segment information

1.	Segment information by lines of business

Year ended March 31,2006 (April 1, 2005 - March 31, 2006)

	Property and casualty (Yen in millions)	Life (Yen in millions)	Others (Yen in millions)	Total (Yen in millions)	Elimination (Yen in millions)	Consolidated (Yen in millions)
I Ordinary income and ordinary profit/loss
Ordinary income

(1) Ordinary income from transactions with external customers	2,452,967	922,587	30,257	3,405,813	(5,828)	3,399,984

(2) Ordinary income arising from internal segment transactions	8,594	218	13,930	22,743	(22,743)	—

Total	2,461,562	922,806	44,188	3,428,556	(28,571)	3,399,984

Ordinary expenses	2,303,293	949,148	38,829	3,291,271	(27,850)	3,263,421

Ordinary profit/loss	158,269	(26,342)	5,358	137,284	(721)	136,563

II Assets/Depreciation and Capital expenditure
Assets	11,132,026	2,906,797	320,919	14,359,744	(99,723)	14,260,020

Depreciation	17,610	322	297	18,230	—	18,230

Capital expenditure	12,190	413	255	12,858	—	12,858

(Notes)	1.	The segments are classified based on the characteristics of operation of reporting company and its consolidated subsidiaries.

	2.	Major operations of each segment are as follows;

Property and casualty : Underwriting property and casualty insurance and related investment activities

Life: Underwriting life insurance and related investment activities

Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

	3.	A major component of the “Elimination” for “Ordinary income from transactions with external customers” is due to transferring the amount of 3,444 million in yen from the depreciation of consolidated adjustment account, which is included in the ordinary expenses relating to life segment, to “Other ordinary income” in the consolidated statement of income

Year ended March 31,2005 (April 1, 2004 - March 31, 2005)

	Property and casualty (Yen in millions)	Life (Yen in millions)	Others (Yen in millions)	Total (Yen in millions)	Elimination (Yen in millions)	Consolidated (Yen in millions)
I Ordinary income and ordinary profit/loss
Ordinary income

(1) Ordinary income from transactions with external customers	2,458,012	473,131	21,637	2,952,781	(53,314)	2,899,467

(2) Ordinary income arising from internal segment transactions	9,056	173	13,542	22,772	(22,772)	—

Total	2,467,068	473,304	35,179	2,975,553	(76,086)	2,899,467

Ordinary expenses	2,320,086	482,510	32,915	2,835,511	(76,044)	2,759,467

Ordinary profit/loss	146,982	(9,205)	2,264	140,041	(42)	139,999

II Assets/Depreciation and Capital expenditure
Assets	9,528,950	2,071,889	140,272	11,741,112	(116,615)	11,624,496

Depreciation	18,243	209	295	18,748	—	18,748

Capital expenditure	21,495	621	304	22,421	(53)	22,367

(Notes)	1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

	2.	Major operations of each segment are as follows;

Property and casualty : Underwriting property and casualty insurance and related investment activities

Life: Underwriting life insurance and related investment activities

Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

	3.	A major component of the “Elimination” for “Ordinary income from transactions with external customers” is due to transferring the amount of 48,970 million yen from the provision for underwriting reserves, which is included in the ordinary expenses relating to property and casualty segment, to “Provision for underwriting reserves” in “Ordinary expenses” in the consolidated statement of income

2.	Segment information by location

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income and the assets of all segments.

Year ended March 31, 2005 (April 1, 2004 - March 31, 2005)

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income and the assets of all segments.

3.	Segment information on overseas sales

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

Since overseas sales and ordinary income constitute less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Year ended March 31, 2005 (April 1, 2004 - March 31, 2005)

Since overseas sales and ordinary income constitute less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Lease Transactions

Information on this item will be disclosed through EDINET.

Transactions with related parties

There is nothing important to be described for the transactions with related parties.

Tax effect accounting

Year ended March 31, 2006		Year ended March 31, 2005
1. Significant portions of deferred tax assets and deferred tax liabilities		1. Significant portions of deferred tax assets and deferred tax liabilities

	(Yen in millions)		(Yen in millions)
Deferred tax assets		Deferred tax assets
Underwriting reserves	362,228	Underwriting reserves	356,136
Reserve for retirement benefits	55,217	Reserve for retirement benefits	64,439
Outstanding claims	49,487	Outstanding claims	40,237
Provision for reserve for price fluctuation	35,792	Provision for reserve for price fluctuation	29,902
Loss on revaluation of securities	25,215	Loss on revaluation of securities	26,596
Loss brought forward	9,602	Reserve for employees’ bonuses	6,754
Others	54,889	Others	45,051

Subtotal	592,433	Subtotal	569,117
Allowance	(13,052)	Allowance	(5,635)

Total deferred tax assets	579,380	Total deferred tax assets	563,482

Deferred tax liabilities		Deferred tax liabilities
Difference from revaluation of other securities	(1,144,262)	Difference from revaluation of other securities	(646,626)
Unrealized gains on consolidated subsidiaries	(79,045)	Unrealized gains on consolidated subsidiaries	(87,235)
Others	(14,806)	Others	(15,035)

Total deferred tax liabilities	(1,238,113)	Total deferred tax liabilities	(748,897)

Net deferred tax assets (liabilities)	(658,733)	Net deferred tax assets (liabilities)	(185,414)

2. Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate		2. Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate

	(Percentages)		(Percentages)
Japanese statutory tax rate (Adjustment)	40.7	Japanese statutory tax rate (Adjustment)	40.7

Permanent differences such as dividends received	(10.1)	Permanent differences such as dividends received	(12.4)
Tax rate applied to subsidiaries	(3.9)	Consolidated adjustment account	(2.1)
Permanent differences such as entertainment expenses	1.4	Tax rate applied to subsidiaries	(3.0)
Allowance	5.3	Permanent differences such as entertainment expenses	2.5
Others	2.0	Others	0.6

Effective tax rate	35.4	Effective tax rate	26.3

Securities

(Securities)

1. Trading Securities

	(Yen in millions)

type	As of March 31, 2006		As of March 31, 2005
	Carrying amount	Valuation differences recognized on statement of income	Carrying amount	Valuation differences recognized on statement of income
(Trading Securities)	812,675	86,443	228,762	(416)

2. Bonds held to maturity with market value

	(Yen in millions)
	As of March 31, 2006			As of March 31, 2005
	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Bonds	531,799	553,186	21,386	543,708	574,342	30,634
Foreign securities	8,330	8,351	21	—	—	—

Subtotal	540,129	561,537	21,408	543,708	574,342	30,634

Gross unrealized losses
Bonds	668,083	623,740	(44,343)	559,207	516,143	(43,063)
Foreign securities	1,515	1,515	(0)	—	—	—

Subtotal	669,599	625,256	(44,343)	559,207	516,143	(43,063)

Total	1,209,728	1,186,794	(22,934)	1,102,915	1,090,486	(12,428)

3. Bonds earmarked for policy reserve with market value

	(Yen in millions)
	As of March 31, 2006			As of March 31, 2005
	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Foreign securities	—	—	—	29,761	30,016	255

Gross unrealized losses
Bonds	23,909	23,779	(129)	—	—	—
Foreign securities	217,372	208,020	(9,351)	117,224	113,889	(3,335)
Subtotal	241,281	231,799	(9,481)	117,224	113,889	(3,335)

Total	241,281	231,799	(9,481)	146,985	143,905	(3,079)

4. Other securities with market value

	(Yen in millions)
	As of March 31, 2006			As of March 31, 2005
	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
Carrying value of which exceeds the acquisition cost
Bonds	936,923	956,050	19,127	1,728,215	1,770,101	41,885
Stocks	1,144,440	4,278,800	3,134,360	1,163,116	2,924,784	1,761,667
Foreign securities	326,320	374,522	48,201	249,767	267,836	18,069
Others (Note 1)	210,235	238,405	28,169	162,198	176,356	14,158

Sub-total	2,617,920	5,847,779	3,229,859	3,303,298	5,139,079	1,835,781

Carrying value of which does not exceed the acquisition cost
Bonds	2,296,700	2,248,120	(48,580)	1,458,027	1,431,169	(26,858)
Stocks	11,149	10,007	(1,142)	33,396	29,114	(4,282)
Foreign securities	294,963	285,465	(9,497)	303,924	289,951	(13,972)
Others (Note 2)	65,948	65,355	(592)	49,428	48,486	(942)

Sub-total	2,668,761	2,608,949	(59,812)	1,844,777	1,798,722	(46,055)

Total	5,286,681	8,456,728	3,170,046	5,148,076	6,937,801	1,789,725

(Note)

As of March 31, 2006	As of March 31, 2005

1.      “Others” include foreign mortgage securities (acquisition cost Yen 113,370 million, recorded amount in the consolidated balance sheet Yen 126,984 million, difference Yen 13,613 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

2.      “Others” include negotiable deposits (acquisition cost, Yen 1,018 million; recorded amount in the consolidated balance sheet, Yen 1,018 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost, Yen 34,271 million; recorded amount in the consolidated balance sheet, Yen 33,927 million; difference Yen -343 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

3.      Impairment loss amounting to Yen 546 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

1.      “Others” include foreign mortgage securities (acquisition cost Yen 70,248 million, recorded amount in the consolidated balance sheet Yen 76,143 million, difference Yen 5,894 million) which are presented as “Monetary receivables bought” in the recorded amount in the consolidated balance sheet.

2.      “Others” include foreign mortgage securities (acquisition cost Yen 41,352 million, recorded amount in the consolidated balance sheet, Yen 40,506 million, difference, Yen -845 million) which are presented as “Monetary receivables bought” in the recorded amount in the consolidated balance sheet.

3.      Impairment loss amounting to Yen 3,608 million . were recognized for “Other securities” with market value Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

5. Bonds held to maturity with market value that were sold

None.

6. Bonds earmarked for policy reserve that were sold

	(Yen in millions)
	As of March 31, 2006			As of March 31, 2005
Type	Sale value	Total of profit on sale	Total of loss on sale	Sale value	Total of profit on sale	Total of loss on sale
Bonds earmarked for policy reserve	5,712	525	0	3	—	0

7. Other securities that were sold

	(Yen in millions)
	As of March 31, 2006			As of March 31, 2005
Type	Sale value	Total of profit on sale	Total of loss on sale	Sale value	Total of profit on sale	Total of loss on sale
Others Securities	866,385	71,754	8,706	1,741,372	91,231	13,328

(Note)

As of March 31, 2006	As of March 31, 2005
Amounts related to commercial papers, etc. (sale value, Yen 27,121 million; profit on sale, Yen 541 million; loss on sale, Yen 71 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet, are included.	Amounts related to commercial papers, etc. (sale value, Yen 28,981 million; profit on sale, Yen 36 million; loss on sale, Yen 432 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet, are included.

8. Contents and recorded amount in the consolidated balance sheet of major securities which are not valued at market value

(1) Bonds held to maturity

None.

(2) Bonds earmarked for policy reserve

None.

(3) Other securities

	(Yen in millions)
Type	As of March 31, 2006	As of March 31, 2005
Bonds	4,199	5,073
Stocks	186,701	216,131
Foreign securities	62,800	59,280
Others	591,355	465,571

(Note)

As of March 31, 2006	As of March 31, 2005
“Others” include negotiable deposits (Yen 63,000 million), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 484,545 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet.	“Others” include negotiable deposits (Yen 60,000 million), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 347,991 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet.

9. Change in the purpose of holding

As of March 31, 2006	As of March 31, 2005
Stocks of Nisshin Fire and Marine Insurance Co., Ltd., which were conventionally held as “Other securities”, were modified to “Stocks of affiliated company” because they were bought further in the current consolidated accounting year. Acquisition cost of the stocks in the previous consolidated accounting year was Yen 4,756 million, recorded amount in the consolidated balance sheet, Yen 7,347 million, and difference, Yen 2,591 million.

10. Of the other securities, expected amount of redemption for the securities that have an expiration date, bonds held to maturity, and bonds earmarked for policy reserve

	(Yen in millions)
Type	As of March 31, 2006				As of March 31, 2005
	Within one year	1-5 years	5-10 years	Over 10 years	Within one year	1-5 years	5-10 years	Over 10 years
Government bonds	794,403	366,017	437,480	1,968,429	1,163,518	303,980	426,702	1,770,173
Local government bonds	17,431	53,143	101,224	—	31,083	47,102	42,306	—
Corporate bonds	193,071	368,252	102,365	30,344	81,109	321,477	119,794	2,012
Stocks	—	100	—	—	—	—	—	—
Foreign securities	162,015	371,180	179,975	12,612	111,854	268,495	196,587	15,360
Others	523,828	54,229	19,645	111,773	390,898	45,047	6,837	81,857

Total	1,690,750	1,212,922	840,691	2,123,159	1,778,464	986,103	792,228	1,869,403

(Note)

As of March 31, 2006	As of March 31, 2005

“Others” include negotiable deposits (Yen 64,018 million, within one year), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 459,809 million yen for within one year, Yen 54,229 million for 1-5 years, Yen 19,645 million for 5-10 years, Yen 111,773 million for over ten years), which are presented as ”Monetary receivables bought”, in the consolidated balance sheet.	“Others” include negotiable deposits (Yen 60,000 million, within one year), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 330,898 million yen for within one year, Yen 45,047 million for 1-5 years, Yen 6,837 million for 5-10 years, Yen 81,857 million for over ten years), which are presented as “Monetary receivables bought”, in the consolidated balance sheet.

Money trusts

1. Money trusts held for trading purposes

Item	As of March 31, 2006		As of March 31, 2005
	Acquisition cost	Difference	Acquisition cost	Difference
Money trusts	79,500	6,892	52,938	1,541

2. Money trusts held to maturity

None

3. Money trusts other than that held to maturity or that held for trading purposes

Notes for figures as of March 31, 2006:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 20,954 million yen are carried at their original cost at March 31, 2005.

Notes for figures as of March 31, 2005:

1.	There are no money trusts valued at market value.
2.	Money trusts in the amount of 22,043 million yen are carried at their original cost at March 31, 2004.

Information on derivatives

1. Derivative transactions

(1)	Details of transactions

Millea Holdings’ consolidated subsidiaries are mainly engaged in the following derivative transactions.

a.	Currency-related transactions: Foreign exchange contracts, currency swaps, currency options, etc.

b.	Interest rate-related transactions: Interest rate futures , Interest rate futures options, interest rate swaps, interest rate swaptions etc.

c.	Equity-related transactions: Equity index futures, equity index options, etc.

d.	Bond-related transactions: Bond futures, bond futures options, etc.

e.	Other transactions: Credit derivatives, weather derivatives, etc.

(2)	Objectives and policies of transactions

The main purposes of the derivative transactions are as follows.

a.	Risk management related to assets and liabilities held by the Millea Holdings’ consolidated subsidiaries

In order to adequately control the risk related to assets and liabilities held by the consolidated subsidiaries (ALM: Asset and Liability Management) and reduce any losses arising from fluctuation in future interest rates, exchange rates and stock prices, such consolidated subsidiaries carry out various derivative transactions.

b.	Acquisition of interest income

The consolidated subsidiaries engage in various derivative transactions in order to maximize interest income within a certain range of risks.

c.	Response to customer needs

The consolidated subsidiaries carry out various derivative transactions in order to provide a wide range of financial instruments that meet customers’ hedging needs as well as their diverse and complex investment/procurement needs.

The actual transactions are carried out in accordance with the “Guidelines” under which purposes of derivatives, types of financial instruments, notional principal, specific risk limits, and actions taken against any losses arising from such transactions, etc. are classified and prescribed according to each investment style.

Accounting for significant hedging activities are as follows.

(i) Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life engage in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No. 26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA , September 3 , 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2006 is 83,367 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2006 is 24,608 million yen.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

Tokio Marine & Nichido Life applies the deferred hedge accounting for interest rate swap transactions which are used to hedge interest rate risk related to a certain portion of municipal and corporate bonds. Hedge effectiveness is evaluated by the analysis of comparing hedged instruments with hedging tools at the market value.

(ii) Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(3)	Details of risks related derivative transactions

Derivative transactions involve market risks and credit risks.

Market risks include risks that the consolidated subsidiaries may incur losses arising from fluctuation in future prices of the relevant financial instruments (interest rates, exchange rates and stock prices). Major consolidated subsidiaries have established risk management systems, under which such consolidated subsidiaries comprehensively control risks relating to derivative transactions as well as assets and liabilities, and quantify such market risks by way of VaR method, etc.

Credit risks include risks that such consolidated subsidiaries may incur losses when their counter-parties in derivative transactions fail to perform obligations set forth in the initial agreements due to insolvency or otherwise, other than any losses arising from deterioration of the credit standing of trade reference stated in credit derivative agreements, etc. Major consolidated subsidiaries controls such credit risks by periodically computing credit risks based on market values. If such counter-parties are financial institutions, etc., with which transactions have been frequently carried out, such consolidated subsidiaries adopt necessary actions to reduce credit risks (e.g. conclusion of netting agreements).

(4)	Risk management system

The Risk Management Department of Tokio Marine, a department in charge of risk management which is independent of transaction-related departments, first checks transaction information and requests for managerial decisions against transaction reports provided by financial institutions and brokerages, and then approves such transaction data. Any risk position determined based upon such approved data are evaluated at market value from time to time, and the Risk Management Department determines interest income and risk volume related to derivative transactions together with off-balance transactions, and reports them to a director in charge on a monthly basis.

In addition, as for the risk position of derivative transactions, the Risk Management Department thoroughly reviews whether such position is determined in accordance with the purposes of derivatives, types of financial instruments, notional principal, specific risk limits and actions taken against any losses arising from such derivative transactions classified and expressly stated by investment style in the “Guidelines” or whether details of such risk position falls within the authority of transaction-related departments, and then reports the results of such review to a director in charge on a monthly basis.

Other consolidated subsidiaries have also established similar risk management structure as described above.

(5)	Notes on contract amount, fair value and unrealized gains/losses of financial derivative instruments

a.	Notional principal (contract amount)

“Contract amount” as shown in the tables set forth in the following section is a nominal contract amount or notional principal of derivative transactions. The amount itself does not represent market risk or credit risk of derivative transactions.

b.	Unrealized gains/losses

Derivative transactions effected for a purpose other than investment gains are conducted for ALM (asset and liability management) purposes. They are used to supplement actual assets and to control market risk. It is therefore necessary to take into account the state of assets and liabilities as a whole, as well as unrealized gains/losses of derivative transactions, to determine the profitability and financial soundness.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	179,875	22,606	(3,032)	(3,032)	154,759	—	(3,256)	(3,256)
GBP	13,081	—	(23)	(23)	1,526	—	(18)	(18)
EUR	57,102	—	(705)	(705)	24,255	—	(113)	(113)
HKD	88	—	(2)	(2)	—	—	—	—
CAD	4,046	—	(17)	(17)	3,995	—	(33)	(33)
AUD	11,983	—	32	32	460	—	(1)	(1)
CHF	1,759	—	1	1	—	—	—	—
NZD	369	—	14	14	—	—	—	—
Long
USD	39,433	3,519	605	605	14,435	—	124	124
GBP	10,574	—	29	29	376	—	7	7
EUR	11,781	—	219	219	307	—	10	10
CAD	4,065	—	1	1	—	—	—	—
AUD	3,678	—	(79)	(79)	—	—	—	—
CHF	1,722	—	4	4	—	—	—	—
NZD	381	—	(26)	(26)	—	—	—	—

Currency swaps
Pay Foreign/ Rec. Yen
USD	825,643	752,760	(15,531)	(15,531)	566,507	525,015	8,604	8,604
EUR	39,557	32,375	(1,100)	(1,100)	34,352	26,888	(777)	(777)
AUD	28,095	28,095	(5,381)	(5,381)	27,630	27,630	(4,686)	(4,686)
Pay Yen/ Rec. Foreign
USD	288,951	206,166	7,409	7,409	264,224	198,403	(8,490)	(8,490)
EUR	22,301	22,301	1,399	1,399	11,601	11,601	1,101	1,101
Pay Foreign/ Rec. Foreign
Pay EUR/ Rec. USD	5,153	5,153	(8)	(8)	1,696	1,696	(52)	(52)
Pay USD/ Rec. EUR	561	561	(6)	(6)	517	517	47	47

Currency options
Short
Call
USD	7,630	7,155			—	—
	246	220	590	(343)	—	—	—	—
EUR	64	51			—	—
	0	0	0	(0)	—	—	—	—
Put
USD	23,104	20,626			862	497
	485	475	602	(117)	32	27	45	(12)
EUR	139	111			—	—
	3	3	5	(2)	—	—	—	—
Long
Call
USD	12,142	11,051			72	—
	2	2	694	692	6	—	0	(5)
EUR	69	55			—	—
	—	—	0	0	—	—	—	—
Put
USD	9,381	8,604			235	213
	383	377	211	(172)	14	12	0	(13)
EUR	128	102			—	—
	3	3	5	1	—	—	—	—

	1,602,869	1,121,298	(14,086)	(16,138)	1,107,817	792,464	(7,487)	(7,566)

(Notes)

1.	The fair value of the foreign exchange forwards agreements at end of period is based on the futures’ market price.
2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.
3.	The fair value of foreign currency options contracts is based on an option pricing model.
4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.
5.	Those instruments to which hedge accounting are applied are not included in the table.

(2) Interest rate-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market Transactions:
Interest futures
Short	8,246	—	1	1	4,020	—	(0)	(0)
Long	76,294	—	(5)	(5)	—	—	—	—

Over-the-counter transactions:
Interest options
Short
Cap	50,648	48,475			48,657	45,557
	385	369	183	201	240	205	102	138
Swaption	243,271	54,271			32,657	25,590
	1,346	—	3,654	(2,307)	—	—	138	(138)
Long
Cap	39,986	39,986			32,774	31,010
	460	460	213	(247)	378	328	136	(242)
Floor	—	—			1,763	—
	—	—	—	—	35	—	15	(19)
Swaption	48,354	15,554			9,000	9,000
	59	13	297	238	—	—	76	76
Interest rate swap
Rec. fix/Pay float	5,257,436	4,565,258	49,233	49,233	4,717,790	4,160,963	152,517	152,517
Rec. float/Pay fix	4,684,916	4,099,903	(30,173)	(30,173)	3,446,976	2,941,251	(87,355)	(87,355)
Rec. float/ Pay float	464,468	330,504	(2)	(2)	332,099	277,074	90	90
Rec. fix/Pay fix	166,089	166,089	(6,308)	(6,308)	13,251	13,051	44	44

	11,039,712	9,320,043	17,093	10,630	8,638,991	7,503,499	65,765	65,110

(Notes)

1.	The fair value of the interest future at the end of period is based on the closing price at major stock exchanges.
2.	The fair value of interest options transactions is based on an option pricing model.
3.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.
4.	For interest options, option premiums are shown beneath the contract amount of the option.
5.	Interest rate swaps to which hedge accounting is applied are as follows.

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Classification	Contract amount, etc.	Over 1 year	Fair value	Deferred hedge accounting	Contract amount, etc.	Over 1 year	Fair value	Deferred hedge accounting
Deferred hedge accounting in accordance with Report No.26*	751,500	695,000	(16,194)	(59,495)	391,600	369,400	(3,478)	(24,092)
(The balance of deferred hedge accounting in accordance with Report No.16** are shown beneath deferred hedge accounting.)				42,405				23,269

Other deferred hedge accounting	52,120	52,120	1,771	1,771	50,000	50,000	3,846	3,846

	803,620	747,120	(14,422)	(15,317)	441,600	419,400	367	3,023

6. Deferred hedge gains on the balance sheets include the following interest rate swap transactions to which hedge accounting is not applied.

	(Yen in millions)
	Year ended March 31, 2006	Year ended March 31, 2005
Classification	Deferred hedge gains (losses)	Deferred hedge gains (losses)
Balance of deferred hedge gains in accordance with Report No. 16** relating to interest rate swaps which are not covered by bulletin No. 26*	40,961	84,706

Other deferred hedge accounting	(922)	(10,690)

	40,039	74,015

*	Report No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)
*	Report No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market transactions:
Equity index futures
Short	33,711	—	(1,653)	(1,653)	13,348	—	140	140
Long	6,418	—	12	12	10,617	—	(178)	(178)
Equity index options
Long
Put	—	—			11,096	—
	—	—	—	—	395	—	333	(62)

Over-the-counter transactions:
Equity index options
Short
Call	12,119	3,305			26,947	18,328
	222	72	(1,912)	2,135	474	278	(399)	874
Put	—	—			539	—
	—	—	—	—	33	—	1	32
Long
Call	12,119	3,305			26,967	18,328
	196	65	(1,813)	(2,010)	423	251	(408)	(832)
Put	30,206	26,820			617	—
	7,077	6,718	5,985	(1,091)	65	—	7	(58)
Equity options
Short
Put	2,815	—			1,550	—
	82	—	41	40	67	—	73	(5)
Long
Call	—	—			171	171
	—	—	—	—	34	34	34	—
Put	2,815	—			1,550	—
	48	—	41	(6)	29	—	73	44

	100,207	33,431	701	(2,573)	93,406	36,828	(323)	(45)

Notes

1.	The market value of the equity index futures and equity index options (market transaction) as of the end of period is based on the quoted final price of the primary stock exchanges.
2.	The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and counter monetary facilities, or on an option pricing model.
3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.
4.	The synthetic option is classified into such as short or long transactions by the receiving or paying option premium at the time of the contract.

(4) Bond-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market transactions:
Bond futures
Short	32,557	—	324	324	116,012	—	(906)	(906)
Long	33,539	—	(275)	(275)	25,576	—	286	286
Bond futures options
Short
Call	29,714	—			—	—
	11	—	11	(0)	—	—	—	—
Put	3,298	—			4,020	—
	1	—	1	—	4	—	1	3
Long
Call	3,370	—			—	—
	9	—	4	(5)	—	—	—	—
Put	5,873	—			4,080	—
	8	—	8	0	12	—	3	(8)

Over-the-counter transactions:
Bond over-the-counter-options
Short
Call	22,445	3,290			18,373	13,245
	12	—	23	(11)	—	—	25	(25)
Put	61,400	—			—	—
	138	—	226	(87)	—	—	—	—
Long
Put	31,752	—			—	—
	100	—	182	81	—	—	—	—

	223,952	3,290	507	26	168,062	13,245	(589)	(649)

Notes

1.	The market value of the bond futures and bond future options is based on the closing price at the primary stock exchanges.
2.	The market value of the bond over-the-counter-option is calculated based on the price obtained from counter monetary facilities or the in-house evaluation model.
3.	For bond future options and bond over-the-counter-option, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Weather derivatives
Short	2,216	1,681			1,969	1,657
	93	69	(87)	181	98	69	(286)	385

	2,216	1,681	(87)	181	1,969	1,657	(286)	385

Notes

1.	The fair value of the weather-related instruments is calculated based on weather conditions, contract terms and other factors relating to derivative transactions.
2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Credit derivatives
Short	1,034,201	735,209	1,130	1,130	1,902,280	824,281	2,862	2,862
Long	309,174	82,463	(1,760)	(1,760)	401,982	239,188	(5,253)	(5,253)

	1,343,376	817,672	(630)	(630)	2,304,262	1,063,470	(2,390)	(2,390)

Notes

The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Commodity options
Short
Cap	3	—			—	—
	2	—	0	1	—	—	—	—
Long
Cap	3	—			—	—
	1	—	0	(0)	—	—	—	—
Commodity swaps
Rec. fixed price/ Pay commodity indexes	33,626	33,626	(29,771)	(29,771)	29,359	29,359	(10,009)	(10,009)
Rec. Commodity indexes/ Pay fixed price	31,100	31,100	30,564	30,564	35,735	35,735	10,312	10,312
Rec. Commodity indexes/ Pay variable indexes	16,920	16,920	219	219	3,872	3,872	149	149

	81,655	81,648	1,013	1,012	68,966	68,966	451	451

Notes

1.	The fair value of commodity options transactions is based on an option pricing model.
2.	The fair value of the commodity swap transactions at the end of period is calculated mainly using internal evaluation model.
3.	For commodity options, option premiums are shown beneath the contract amount of the option as of the commencement date.

(8) Others

	(Yen in millions)
	Year ended March 31, 2006				Year ended March 31, 2005
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Derivative including the inflation indexed bonds
Rec. variable consumer price index/ Pay fixed interest	—	—			18,400	18,400
	—	—	—	—	1,452	1,452	1,362	(90)

	—	—	—	—	18,400	18,400	1,362	(90)

Notes

1.	The fair value of the derivative utilizing the inflation indexed bonds is calculated based on the in-house evaluation model.
2.	The original price of the derivative including the inflation indexed bonds are shown below the respective contractual amount as of the commencement date

Retirement benefits

1. Outline of the retirement and severance benefit plans

Tokio Marine & Nichido Fire and other five consolidated subsidiaries have an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, Tokio Marine & Nichido Fire employees are entitled to lump-sum payments based on the points which each employee acquired through service.

Tokio Marine & Nichido Fire has a corporate pension fund system and an approved retirement annuity plan. The benefits of the corporate pension fund system are based on the points which each employee acquired through service.

On October 1, 2005, Tokio Marine & Nichido obtained approval from the Minister of Health, Labor and Welfare for an exemption from the obligation to pay benefits for prior employee service, with regard to the substitutional portion of the welfare pension fund to be transferred to the government, and paid the required reimbursement (minimum legal reserve) to the government on March 3, 2006.

2. Breakdown of retirement benefits liabilities

	(Yen in millions)
	Year ended March 31, 2006	Year ended March 31, 2005
a. Retirement benefit liabilities	(410,702)	(474,395)
b. Pension assets	201,977	217,718

c. Unaccrued retirement benefit liabilities (a+b)	(208,725)	(256,676)
d. Unappropriated differences from accounting charges	—	—
e. Unrecognized actuarial difference	93,788	125,100
f. Unrecognized prior service costs	(38,045)	(53,962)

g. Net of above on balance sheet (c+d+e+f)	(152,982)	(185,538)
h. Prepaid pension expenses	—	—

i. Reserve for retirement benefits (g-h)	(152,982)	(185,538)

Year ended March 31, 2006		Year ended March 31, 2005
Note 1.	Four consolidated subsidiaries excluding Tokio Marine & Nichido Anshin Life adopt the simple method in calculation of retirement benefit liabilities.	Note 1.	Includes the substitutional portion of the welfare pension fund to be transferred to the government.

Note 2.	With regard to the substitutional portion of the welfare pension fund to be transferred to the government, the reimbursement (minimum legal reserve) paid to the government was 39,624 million yen.	Note 2.	Five consolidated subsidiaries excluding Tokio Marine & Nichido Fire adopt the simple method in calculation of retirement benefits liabilities.

		Note 3.	With regard to the substitutional portion of the welfare pension fund to be transferred to the government, the equivalent amount of reimbursement (minimum legal reserve) measured as of the last day of the current consolidated financial year was 39,534 million yen. Assuming that required reimbursement (minimum legal reserve) was paid on the last day of the current consolidated financial year, the gain that would be incurred through the application of Section 44-2 of the “PracticalGuidelienes of Accounting for Retirement Benefits (Interim Report)” (The Japanese Institute of Certified Public Accountants Accounting Accounting Committee Report No. 13, published on September, 14, 1999, last updated on March 16, 2005) is 36,069 million yen (extraordinary profit).

3. Breakdown of retirement expenses

	(Yen in millions)
	Year ended March 31, 2006	Year ended March 31, 2005
a. Service expenses	17,316	18,066
b. Interest expenses	8,483	9,406
c. Expected investment income	(5,002)	(3,955)
d. Differences in change in accounting method	—	—
e. Differences in accounting charged off	9,744	10,760
f. Past service expenses charged off	(3,899)	(3,499)

g. Retirement benefit expenses (a+b+c+d+e+f)	26,642	30,778

h. Gain and loss from partial abolishment of retirement benefit plan	—	(272)

i. Loss (profit) on the substitutional portion of welfare pension plan transferring to the government	(37,270)	—

j. Total (g+h+i)	(10,628)	30,505

Year ended March 31, 2006		Year ended March 31, 2005
Note 1.	Employee contributions to the corporate pension fund are deducted from service expenses.	Note 1.	Employee contributions to the welfare pension fund are deducted from service expenses.

Note 2.	Retirement expenses for consolidated subsidiaries using simple method are recorded as “a. service expenses”.	Note 2.	Retirement expenses for consolidated subsidiaries using simple method are recorded as “a. service expenses”.

		Note 3.	The item “h. gain and loss from partial abolishment of retirement plan” is the gain and loss from partial abolishment of retirement that occurred in connection with the merger between Nichido Fire and Marine and Tokio Marine & Fire and is recorded as other extraordinary profit.

4. Accounting for retirement benefit liabilities

	Year ended March 31, 2006	Year ended March 31, 2005
a. Distribution method for estimated retirement benefits	The lump-sum retirement benefit system and the corporate pension fund system mainly employ the point standard.	The lump-sum retirement benefit system and the welfare pension fund system employ the point standard. As the contributory pension fund system has employed the point standard for the year ended March 31, 2005 in Tokio Marine & Nichido, the methodology to allocate expecting unfunded lump-sum payment changes the fixed period straight-line standard to the point standard. As a result, pension liability decreases in 22,546 million yen.

b. Discount rate	2.0%	2.0%

c. Expected rate of return on investments	2.4%	1.3%–1.9%

d. Years to amortize prior service costs	15 (Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

e. Years to amortize actuarial differences	10 to 15 (Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

(Reference) Tokio Marine & Nichido Fire Insurance Co., Ltd. Consolidated Financial Statements

Consolidated Balance Sheets

	(Yen in millions)
	Year ended March 31, 2006		Year ended March 31, 2005
Item	Amounts	Composition ratio	Amounts	Composition ratio
		%		%
(Assets)
Cash, deposits and savings	286,180	2.55	212,434	2.24
Call loans	72,300	0.64	170,400	1.80
Monetary receivables bought	744,533	6.63	512,336	5.40
Money trust	100,455	0.89	74,982	0.79
Securities	8,423,573	75.02	6,879,606	72.56
Loans	570,164	5.08	574,340	6.06
Property and equipment	296,233	2.64	317,388	3.35
Other assets	678,386	6.04	757,228	7.99
Deferred tax assets	626	0.01	470	0.00
Customer’s liabilities for acceptance and guarantee	73,775	0.66	839	0.01
Reserve for bad debts	(17,354)	(0.15)	(18,967)	(0.20)

Total assets	11,228,876	100.00	9,481,059	100.00

(Liabilities)
Underwriting funds	5,864,380	52.23	5,729,060	60.43
Outstanding claims	847,252		785,729
Underwriting reserves	5,017,128		4,943,331
Straight bonds	247,478	2.20	226,875	2.39
Other liabilities	976,742	8.70	798,368	8.42
Reserve for retirement benefits	154,737	1.38	187,954	1.98
Reserve for employees’ bonuses	16,253	0.14	17,244	0.18
Reserve under the special law	97,758	0.87	81,775	0.86
Provision for reserve for price fluctuation	97,758		81,775
Deferred tax liabilities	683,741	6.09	202,114	2.13
Consolidated adjustment account	571	0.01	359	0.00
Acceptances and guarantees	73,775	0.66	839	0.01
Total liabilities	8,115,439	72.27	7,244,593	76.41

(Minority interest)
Minority interest	484	0.00	1,610	0.02

(Stockholder’s Equity)
Capital	101,994	0.91	101,994	1.08
Additional paid-in capital	123,521	1.10	123,521	1.30
Retained earnings	731,828	6.52	744,617	7.85
Difference from revaluation of other securities	2,163,933	19.27	1,285,614	13.56
Foreign currency translation adjustments	(8,325)	(0.07)	(20,893)	(0.22)
Total stockholders’ equity	3,112,952	27.72	2,234,854	23.57

Total liabilities, minority interest and stockholders’ equity	11,228,876	100.00	9,481,059	100.00

(Reference) Tokio Marine & Nichido Fire Insurance Co., Ltd. Consolidated Financial Statements

Consolidated Statements of Income

	(Yen in millions)
	Year ended March 31, 2006		Year ended March 31, 2005
Item	Amounts	Ratio	Amounts	Ratio
		%		%
Ordinary Income and Expenses
Ordinary income	2,445,785	100.00	2,505,195	100.00
Underwriting income	2,244,412	91.77	2,264,413	90.39
Net premiums written	1,949,576		1,920,522
Investment income on deposit	225,090		226,848
premiums from policyholders	67,781		67,483
Life insurance premiums	513		415
Provision for underwriting reserves	—		48,985
Other underwriting profits	1,450		159
Investment income	182,975	7.48	219,442	8.76
Interest and dividend income	143,991		130,950
Profit on investment in money trusts	10,221		1,676
Profit on trading securities	319		39
Profit on sales of securities	81,814		128,996
Profit on redemption of securities	3,655		1,302
Profit on derivative transactions	4,331		21,623
Other management incomes	6,423		2,337
Transfer of investment income on deposit premiums	(67,781)		(67,483)
Other ordinary income	18,396	0.75	21,338	0.85
Depreciation of consolidated adjustment account	22		19
Investment income under the equity method	1,790		1,243
Other ordinary income	16,584		20,075

Ordinary expenses	2,276,622	93.08	2,323,739	92.76
Underwriting expenses	1,945,525	79.55	1,960,438	78.25
Net claims paid	1,100,106		1,142,200
Loss adjustment expenses	71,108		71,990
Agency commissions and brokerage	313,818		307,741
Maturity refunds to policyholders	330,528		356,643
Dividends to policyholders	22		45
Life insurance claims	381		257
Provision for outstanding claims	56,993		80,945
Provision for underwriting reserves	71,987		—
Other underwriting expenses	579		613
Investment expenses	10,271	0.42	27,083	1.08
Loss on investment in money trusts	1,353		604
Loss on sales of securities	4,317		11,887
Loss on revaluation of securities	3,577		6,889
Loss on redemption of securities	654		2,933
Loss on derivative transactions	—		1,975
Other management expenses	369		2,793
Underwriting and general administrative expenses	311,709	12.74	330,856	13.21
Other ordinary expenses	9,115	0.37	5,360	0.21
Interest paid	3,182		2,593
Provision of reserve for bad debts	1,028		130
Loss on bad debts	48		35
Other ordinary expenses	4,855		2,600

Operating profits	169,163	6.92	181,455	7.24

Extraordinary gains and losses
Extraordinary gains	45,212	1.85	16,263	0.65
Profit on sales of properties	7,036		15,990
Profit from giving up substitutional service for employees’ pension fund insurance	37,270		—
Gain on change holding ratio of subsidiary	471		—
Other extraordinary gains	433		272
Extraordinary losses	35,437	1.45	56,311	2.25
Loss on sales of properties	1,766		7,031
Loss on impairment of fixed assets	10,401		—
Provision for reserve under the special law	15,982		16,429
Provision for reserve for price fluctuation	15,982		16,429
Merger related costs	—		18,983
Valuation loss on properties	—		13,867
Other extraordinary losses	7,286		—

Income or loss before income taxes	178,937	7.32	141,407	5.64
Income taxes - current	66,079	2.70	43,955	1.75
Income taxes - deferred	(11,100)	(0.45)	(2,975)	(0.12)
Minority interest	555	0.02	300	0.01

Current net income	123,402	5.05	100,125	4.00

(Note)	Simple combination of numeric values for former Nichido Fire and Marine Insurance Company, Limited (1st half) and Tokio Marine & Nichido Fire Insurance Co., Ltd. (full year) is adopted in the previous consolidated accounting year.

(Reference) Tokio Marine & Nichido Fire Insurance Co., Ltd. Consolidated Financial Statements

Consolidated Statements of Retained Earnings

	(Yen in millions)
Item	Year ended March 31, 2006	Year ended March 31, 2005
(Additional paid-in capital)
Additional paid-in capital at beginning of	123,521	72,970
Increase in unappropriated retained earnings	—	50,550
Increase in connection with merger	—	50,550
Additional paid-in capital at end of	123,521	123,521
(Retained earnings)
Unappropriated retained earnings at beginning of	744,617	767,817
Increase in unappropriated retained earnings	124,122	100,327
Current net income	123,402	100,125
Increase in connection with newly consolidated subsidiaries	719	—
Increase in connection with merger	—	201
Decrease in unappropriated retained earnings	136,911	123,526
Dividends	136,403	110,021
Bonuses to directors and auditors	—	20
Adjustment in connection with merger	—	13,387
Other decreases	507	98
Unappropriated retained earnings at end of	731,828	744,617

(Notes)	1.	All of “Bonuses to directors and corporate auditors” are for directors.

	2.	“Other decreases” include depreciation of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

	3.	Simple combination of numeric values for former Nichido Fire and Marine Insurance Company, Limited (1st half) and Tokio Marine & Nichido Fire Insurance Co., Ltd. (full year) is adopted in the previous consolidated accounting year.

(Reference) Tokio Marine & Nichido Fire Insurance Co., Ltd. Consolidated Financial Statements

Consolidated Statements of Cash Flows

	(Yen in millions)
Item	Year ended March 31, 2006	Year ended March 31, 2005
I. Cash flows from operating activities
Income or loss before income taxes	178,937	141,407
Depreciation	17,437	18,230
Loss on impairment of fixed assets	10,401	—
Depreciation of consolidated adjustment account	(22)	(19)
Increase (decrease) in outstanding claims	57,111	81,007
Increase (decrease) in underwriting reserves	71,986	(48,985)
Increase (decrease) in reserve for bad debts	(1,674)	(9,306)
Increase (decrease) in reserve for retirement benefits	4,052	(1,977)
Increase (decrease) in reserve for employees’ bonuses	(1,008)	(2,248)
Increase (decrease) in reserve for price fluctuation	15,982	16,429
Interest and dividend income	(143,991)	(130,950)
Net loss (profit) on securities	(79,835)	(108,627)
Interest paid	3,182	2,593
Loss (profit) on foreign exchange	1,690	898
Loss (profit) related to properties	(4,713)	4,908
Gains on the transfer of the benefit obligations relating to the employees’ pension fund	(37,270)	—
Investment loss (income) under the equity method	(1,790)	(1,243)
Decrease (increase) in other assets (other than investing and financing activities)	91,590	(67,477)
Decrease (increase) in other liabilities (other than investing and financing activities)	(21,359)	5,883
Others	(8,344)	6,557
Sub-total	152,364	(92,922)
Interest and dividend received	142,673	138,603
Interest paid	(2,984)	(3,191)
Income taxes paid	(44,743)	(33,270)
Cash flows from operating activities	247,310	9,219

II. Cash flows from investing activities
Net increase in deposit and savings	(9,694)	(1,335)
Purchases of monetary receivables bought	(281,013)	(226,833)
Proceeds from sales and redemption of monetary receivables bought	115,276	74,400
Increase in money trust	(68,557)	(43,486)
Decrease in money trust	51,952	34,629
Purchases of securities	(1,673,904)	(2,103,610)
Proceeds from sales and redemption of securities	1,265,714	2,329,747
Loans made	(236,848)	(190,714)
Proceeds from collection of loans receivable	239,309	274,243
Increase in cash collateral for receiving a bond loan transaction	133,667	163,735
Others	(81)	(31)
II (a) Sub-total	(464,179)	310,745
[ I + II(a) ]	[(216,869)]	[319,964 ]
Purchases of property and equipment	(9,868)	(17,723)
Proceeds from sales of property and equipment	10,491	27,172
Cash flows from investing activities	(463,556)	320,194

III. Cash flows from financing activities
Proceeds from borrowing	33,500	3,000
Payments of borrowing	(4,558)	(6,143)
Proceeds from issuance of bond	93,123	60,105
Redemption of bond	(73,528)	(32,802)
Dividends paid	(136,428)	(110,045)
Dividends paid to minority shareholders	(57)	(44)
Payments from subsidiary’s depreciation by purchase on treasury stock	(1,505)	—
Others	(2,187)	(1,487)
Cash flows from financing activities	(91,642)	(87,418)

IV. Effect of exchange rate changes on cash and cash equivalents	(6,795)	(468)

V. Net increase (decrease) in cash and cash equivalents	(314,685)	241,526

VI. Cash and cash equivalents at beginning of	1,337,652	1,095,962

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	23,920	—

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	—	163

IX. Cash and cash equivalents at end of	1,046,888	1,337,652

(Note)	Simple combination of numeric values for former Nichido Fire and Marine Insurance Company, Limited (1st half) and Tokio Marine & Nichido Fire Insurance Co., Ltd. (full year) is adopted in the previous consolidated accounting year.

Item 2

[English translation]

May 24, 2006

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2006

Company Name: Millea Holdings, Inc.	Stock Exchange Listings: Tokyo and Osaka

Securities Code Number: 8766	Head Office: Tokyo, Japan

(URL: http://www.millea.co.jp)

Representative:	Kunio Ishihara	President

Contact:	Shuji Asano	Corporate Planning Dept., Millea Holdings, Inc.	Phone: 03-5223-3212
	Noriaki Tashimo	Corporate Accounting Dept., Millea Holdings, Inc.	Phone: 03-6212-3344

Date of the meeting of the Board of Directors which approved the business results: May 24, 2006

Date of the General Meeting of Shareholders: June 28, 2006

Dividends payment date: June 29, 2006

Interim dividends: Provided in the Company’s Articles of Incorporation

Unit share system: Not adopted

(Note) The Company resolved at the meeting of the Board of Directors held on May 19, 2006 to introduce a unit share system as of September 30, 2006. For further details, please see “3. Policy on reduction in the size of minimum investment unit” of the attachment to the summary of consolidated business results.

1. Non-Consolidated Business Results for the year ended March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Note) All amounts are truncated and all ratios are rounded.

(1) Non-consolidated results of operations

	Operating income		Operating profits		Ordinary profits
	million yen	%	million yen	%	million yen	%
Year ended March 31, 2006	143,103	26.1	140,276	26.1	140,489	26.3
Year ended March 31, 2005	113,490	(51.4)	111,281	(51.9)	111,270	(51.9)

	Net income		Net income per share - Basic	Net income per share - Diluted	Ratio of net income to stockholders’ equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to ordinary income
	million yen	%	yen	yen	%	%	%
Year ended March 31, 2006	138,457	25.2	81,541.71	81,530.59	5.9	6.0	98.2
Year ended March 31, 2005	110,585	(52.1)	63,170.59	—	4.8	4.8	98.0

Notes: 1. Average number of shares outstanding

For the year ended March 31, 2006:	1,697,997 shares

For the year ended March 31, 2005:	1,750,589 shares

2. Change in accounting method:	None

3. Percentage figures show increase or decrease in operating income, operating profit, ordinary profit and net income from the previous period.

(2) Dividends

	Annual cash dividends per share			Total amount of annual dividends	Ratio of cash dividends to net income	Ratio of cash dividends to stockholders’ equity
		Interim cash dividends per share	Cash dividends per share at year end
	yen	yen	yen	million yen	%	%
Year ended March 31, 2006	15,000.00	0.00	15,000.00	25,207	18.4	1.1
Year ended March 31, 2005	11,000.00	0.00	11,000.00	18,918	17.4	0.8

(3) Non-consolidated financial condition

	Total assets	Stockholders’ equity	Ratio of stockholders’ equity to total assets	Stockholders’ equity per share
	million yen	million yen	%	yen
Year ended March 31, 2006	2,366,696	2,365,401	99.9	1,407,585.46
Year ended March 31, 2005	2,317,486	2,316,761	100.0	1,347,033.30

Notes: 1. Number of shares outstanding

As of March 31, 2006:	1,680,467 shares
As of March 31, 2005:	1,719,899 shares

            2. Number of treasury stocks

As of March 31, 2006:	6,581 shares
As of March 31, 2005:	7,149 shares

2. Non-consolidated Business Forecast for the year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

	Operating income	Ordinary profit	Net income	Annual cash dividends per share
				Interim cash dividends per share (yen)	Cash dividends per share at year end (yen)	Total
	million yen	million yen	million yen	yen	yen	yen
For the six months ending September 30, 2006	100,000	98,500	98,500	15.00	—	—
For the year ending March 31, 2007	208,000	205,000	205,000	—	15.00	30.00

(Reference) Net income per share forecasted for the year ending March 31, 2007: 244.59 yen

The Company resolved at the meeting of the Board of Directors held on May 19, 2006 a split of its shares of common stock (one to 500 split) effective as of September 30, 2006. The amount of annual cash dividends per share is that after the share split. Net income per share forecasted for the year ending March 31, 2007 is calculated on the basis of the number of shares outstanding (reflecting the number of shares repurchased by the Company after March 31, 2006) multiplied by the share split ratio. The “as if” forcast of net income per share assuming that the share split did not take place, is 122,294.34 yen.

Non-Consolidated Balance Sheets

	(Yen in millions except percentages)
	As of March 31, 2006			As of March 31, 2005			Increase/ decrease
Item	Amount		Ratio	Amount		Ratio
			%			%
Assets
I. Current assets:
Cash, deposits and savings		43,230			72,386		(29,156)
Prepaid expense		0			0		0
Deferred tax assets		532			183		348
Receivables		29,822			21,607		8,215
Others		4			15		(11)

Total current assets		73,590	3.11		94,193	4.06	(20,602)

II. Non-current assets:
1 Tangible fixed assets
Buildings		138			187		(49)
Motor vehicles		1			2		(0)
Office equipment		32			43		(11)

Total tangible fixed assets		172			234		(61)
2 Intangible fixed assets
Telephone right		0			0		0

Total intangible fixed assets		0			0		0
3 Investments and other assets
Investments in subsidiaries		2,292,769			2,223,038		69,731
Long-term prepaid expense		—			0		(0)
Deferred tax assets		66			19		47
Others		95			—		95

Total investments and other assets		2,292,932			2,223,058		69,873

Total non-current assets		2,293,105	96.89		2,223,293	95.94	69,812

Total assets		2,366,696	100.00		2,317,486	100.00	49,209

Liabilities
I. Current liabilities:
Accounts payable		235			114		120
Accrued expenses		13			14		(0)
Accrued income taxes		788			471		317
Accrued business taxes		3			4		(0)
Accrued consumption tax		—			2		(2)
Deposits received		12			6		5
Reserve for bonus		123			111		11

Total current liabilities		1,177	0.05		725	0.03	451

II. Non-current liablilities
Long-term accounts payable		117			—		117

Total non-current liablilities		117	0.00		—	—	117

Total liabilities		1,294	0.05		725	0.03	569

Stockholders’ equity
I. Common stock		150,000	6.34		150,000	6.47	—
II. Capital surplus
1 Additional paid-in capital	1,511,485			1,511,485
2 Others
Earnings due to a decrease in common stock and additional paid-in capital	250,038			320,157
Margin of selling its own shares	9			9

Total capital surplus		1,761,533	74.43		1,831,652	79.04	(70,118)
III. Retained earnings
1 Voluntary reserve
General reserve	304,994			214,994
2 Unappropriated retained earnings	160,413			130,875

Total retained earnings		465,408	19.66		345,869	14.92	119,538
IV. Treasury stock		(11,539)	(0.49)		(10,760)	(0.46)	(779)

Total stockholders’ equity		2,365,401	99.95		2,316,761	99.97	48,640

Total Liabilities and Stockholders’ equity		2,366,696	100.00		2,317,486	100.00	49,209

Non-Consolidated Statements of Income

	(Yen in millions except percentages)
	Year ended March 31, 2006			Year ended March 31, 2005			Increase/ decrease
Item	Amount		Ratio	Amount		Ratio
			%			%
I. Operating income:
Dividends received from subsidiaries	140,473			110,490
Fees received from subsidiaries	2,630	143,103	100.00	3,000	113,490	100.00	29,613

II. Operating expenses:
General and administrative expenses		2,827	1.98		2,209	1.95	618

Operating profit		140,276	98.02		111,281	98.05	28,995
III. Non-operating income:
Interest earned	7			18
Commission earned	16			15
Compensation for Head Office’s relocation	188			—
Foreign exchange gain	47			—
Other non-operating income	2	263	0.18	4	38	0.03	224

IV. Non-operating expenses:
Transaction fee for repurchase of shares	49			49
Other non-operating expense	0	49	0.03	0	49	0.04	0

Ordinary profit		140,489	98.17		111,270	98.04	29,219
V. Extraordinary losses:
Loss on sale of fixed assets	2			0
Loss on elimination of fixed assets	192			—
Other extraordinary losses	130	325	0.23	—	0	0.00	324

Income before income taxes		140,164	97.95		111,269	98.04	28,894
Income taxes-current	2,102			759
Income taxes-deferred	(395)	1,706	1.19	(76)	683	0.60	1,022

Net income		138,457	96.75		110,585	97.44	27,871
Unappropriated retained earnings at the beginning of the period		21,956			20,289		1,666

Unappropriated retained earnings at the end of the period		160,413			130,875		29,538

Proposed	Appropriation of Profit for the Fiscal Year Ended March 31, 2006

	(Yen in millions)
Item	Year ended March 31, 2006		Year ended March 31, 2005		Increase /Decrease
	Amount		Amount
Unappropriated retained earnings	160,413		130,875		29,538
Appropriation of retained earnings	134,207		108,918		25,288
Dividends	25,207		18,918		6,288
	(15,000 yen per share	)	(11,000 yen per share	)
Voluntary reserve	109,000		90,000		19,000
General reserve	109,000		90,000		19,000
Retained earnings carried forward to the next fiscal year	26,206		21,956		4,250

Currently, compensation for directors of Millea Holdings, while holding such office, shall not exceed 25 million yen per month in the aggregate. The Company intends to propose at the 4th General Meeting of Shareholders to be held on June 28, 2006, to grant stock acquisition rights to its directors in an amount not to exceed 70 million yen per year in the aggretate, in addition to the aforementioned compensation per month.

Significant accounting policies

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings (excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furnitures	3 to 15 years
Buildings	8 to 18 years

3. Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the fiscal year ended March 31, 2006.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Changes in the significant accounting policies

(Accounting Standards for Impairment of Fixed Assets)

The Company has adopted the Accounting Standards for Impairment of Fixed Assets (“Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets”, Business Accounting Council, August 9, 2002) and “Guidelines for Accounting Standards for Impairment of Fixed Assets” (Accounting Standards Board Guideline No. 6, October 31, 2003) for the fiscal year ended March 31, 2006. The application of the new accounting standards did not have impact on profit and loss of the Company for the fiscal year ended March 31, 2006.

Change in presentation and classification of items

(Non-consolidated statement of income)

Foreign exchange gain, which amounted to 1 million yen and was included in “Other” of non-operating income for the fiscal year ended March 31, 2005, is stated separately, since it exceeds 10% of the total amount of non-operating income.

Notes to non-consolidated balance sheet

1. Accumulated depreciation of tangible fixed assets amounted to 93 million yen.

2. Total number of shares authorized to be issued is 6,830,000 of common stock and total number of the shares outstanding is 1,687,048 of common stock.

However, as defined in the Article of Corporation, in the case of any redemption of stocks, the total number of shares authorized to be issued shall be decreased by a number of shares equal to the number being redeemed.

3. In the fiscal year ended March 31, 2006, treasury stocks were redeemed with other capital surplus (earnings due to a decrease in common stock and additional paid-in capital)

Number of treasury stocks redeemed: 40,000 shares

Total amount of acquisition cost: 70,118 million yen

4. Millea Holdings held 6,581 shares of its own shares.

Notes to non-consolidated statement of income

1.	Transactions with subsidiaries in operating income:

Cash dividends received: 140,473 million yen

Management fees: 2,630 million yen

2.	Major transactions with subsidiaries in non-operating income:

Compensation for Head Office’s relocation: 188 million yen

3.	General and administrative expenses were mainly comprised of the following items. All of the following items fall in the category of administrative expenses.

Salary: 979 million yen

Reserve for employees’ bonus: 123 million yen

Depreciation: 26 million yen

Rent for land, buildings and machine: 198 million yen

Payment for commission: 299 million yen

Legal and audit fees: 168 million yen

Taxes paid: 558 million yen

4.	Other extraordinary losses were one-time charges to account for the transition obligation resulting from the abolishment of retirement benefit program for directors and statutory auditors.

Lease transactions

Information on this item will be disclosed through EDINET.

Securities

Investments in subsidiaries and affiliates are non-marketable securities as of March 31, 2006 and as of March 31, 2005.

Tax effect accounting

1. Details of deferred tax assets

Deferred tax assets

Accrued business tax: 243 million yen

Foreign tax credits: 236 million yen

Reserve for bonus: 50 million yen

Others: 69 million yen

Total: 599 million yen

Net deferred tax assets: 599 million yen

2. Difference between effective tax rate and the normal statutory rate

Statutory tax rate: 40.7%

(Adjustment)

Permanent differences such as dividends received: -39.6%

Others: 0.1%

Effective tax rate: 1.2%

Personnel Changes of Directors and Corporate Auditors

Information on this item has been disclosed through TDnet on May 2, 2006.